
JD
GROUP


JD GROUP 2003


03050571

Reviewed interim results

for the six months ended 28 February 2003

Financial highlights

- Revenue up by 14% to R2,4 bn (2002: R2,1 bn)
- Total sale of merchandise up by 11% to R1,5 bn (2002: R1,4 bn)
- Operating income up by 43% to R305m (2002: R214m)
- Headline earnings up by 44% to R188m (2002: R131m)
- Headline earnings per share up by 44% to 166,4c (2002: 115,9c)
- Distribution per share up by 24% to 42c (2002: 34c)

Operational highlights

- Operating margin improved from 10,1% to 12,6%
- Bad debts % down to 2,7% from 4,2%
- Price 'n Pride successfully repositioned
  - 32% growth in revenue
  - Arrears % declined from 26,0% to 19,5%

Trading environment and implications

- More stable interest rates and economic conditions in local durable credit retail market
- Significant benefits from
  - *Proactive steps taken to reduce risk exposure*
  - Repositioning of Price 'n Pride

Income statement


JD
GROUP

Audited 12 months ended 31 August 2002 R million		Reviewed 6 months ended 28 February 2003 R million	Reviewed 6 months ended 28 February 2002 R million	Change %
2 583	Sale of merchandise	1 504	1 352	11
750	Finance charges earned	443	384	15
551	Financial services	361	287	26
199	Other services	119	103	16
4 083	Revenue	2 427	2 126	14
1 706	Cost of sales	1 014	896	13
1 890	Operating expenses before the following:	1 080	989	9
57	Depreciation	28	28	
15	Goodwill amortised	2	1	
(3)	Surplus on disposal of property, plant and equipment	(2)	(2)	
418	Operating income	305	214	43
(11)	Investment income	(3)	(4)	
130	Finance costs – net	70	56	25
299	Income before taxation	238	162	47
60	Taxation	52	32	
239	Income after taxation	186	130	43
(2)	Attributable to outside shareholders	(1)	(1)	
241	Income attributable to shareholders	187	131	43
	Reconciliation of headline earnings			
241	Income attributable to shareholders	187	131	
15	Goodwill amortised	2	1	
(3)	Surplus on disposal of property, plant and equipment	(2)	(2)	
1	Taxation thereon	1	1	
254	Headline earnings	188	131	44
112 730	Number of shares in issue (000)	112 730	112 730	–
	Weighted average number of shares in issue (000)			
112 709	– basic	112 730	112 688	–
113 285	– diluted	113 696	113 560	–
	Headline earnings per share (cents)			
225,2	– basic	166,4	115,9	44
224,1	– diluted	164,9	115,0	43
	Earnings per share (cents)			
213,8	– basic	166,3	115,7	44
212,7	– diluted	164,8	114,8	44
56	Distribution to shareholders (cents)	42	34	24
34	– Interim	42	34	
22	– Final			
10,2	Operating margin (%)	12,6	10,1	25


GROUP

Balance sheet

Audited 31 August 2002 R million		Reviewed 28 February 2003 R million	Reviewed 28 February 2002 R million
	Assets		
355	Non-current assets	353	341
144	Property, plant and equipment	144	146
54	Goodwill	51	53
10	Share incentive trusts	10	10
110	Investments	110	110
37	Deferred taxation	38	22
3 898	Current assets	3 986	4 082
427	Inventories	455	444
3 231	Accounts receivable	3 493	3 147
13	Financial assets	9	1
5	Taxation	1	3
222	Bank balances and cash	28	487
4 253	**Total assets**	4 339	4 423
	Equity and liabilities		
	Equity and reserves		
782	Share capital and premium	782	782
24	Non-distributable reserve	1	29
1 112	Retained income	1 252	1 027
25	Shareholders for dividend	47	38
1 943	Shareholders' equity	2 082	1 876
21	Outside shareholders' interest	–	17
1 310	Non-current liabilities	1 206	1 410
1 049	Interest bearing long term liabilities	929	1 155
261	Deferred taxation	277	255
979	Current liabilities	1 051	1 120
745	Non-interest bearing	748	785
219	Interest bearing	274	206
11	Financial liabilities	9	4
2	Taxation	9	115
2	Bank overdraft	11	10
4 253	**Total equity and liabilities**	4 339	4 423
110	Directors' valuation of unlisted investments	110	110
1	Capital expenditure authorised and contracted	–	–
	Capital expenditure authorised		
94	but not yet contracted	50	21
920	Operating lease commitments	919	845
	The Group has no other material commitments or contingent liabilities.		
1 723,9	Net asset value per share (cents)	1 847,2	1 664,2
53,9	Gearing ratio (net) (%)	56,9	47,1

Abridged cash flow statement



Audited 12 months ended 31 August 2002 R million		Reviewed 6 months ended 28 February 2003 R million	Reviewed 6 months ended 28 February 2002 R million
489	Cash generated by trading	333	241
(238)	Increase in working capital	(291)	(122)
251	Cash generated by operations	42	119
11	Investment income	3	4
(146)	Finance costs – net	(68)	(62)
(195)	Taxation paid	(31)	(38)
(79)	Cash (utilised by)/available from operating activities	(54)	23
(80)	Dividends paid	(25)	(42)
(159)	Cash flows from operating activities	(79)	(19)
(88)	Cash utilised in investing activities	(59)	(64)
(184)	Cash utilised in financing activities	(65)	(91)
(431)	Net decrease in cash and cash equivalents	(203)	(174)
651	Cash and cash equivalents at beginning of period	220	651
220	Cash and cash equivalents at end of period	17	477
67	Capital expenditure incurred	42	38



Statement of changes in equity

	Share capital R million	Share premium R million	Non-distributable reserve R million	Retained income R million	Shareholders for dividend R million	Total R million
Balance at 31 August 2001						
– as previously reported	6	775	4	1 093	42	1 920
Change in accounting policy				(159)		(159)
Balance at 31 August 2001						
– restated	6	775	4	934	42	1 761
Income attributable to shareholders				131		131
Distributable to shareholders				(38)	38	–
Paid to shareholders					(42)	(42)
Translation of foreign entities			25			25
Issue of share capital		1				1
Balance at 28 February 2002						
– restated (note 2)	6	776	29	1 027	38	1 876
Income attributable to shareholders				110		110
Distributable to shareholders				(25)	25	–
Paid to shareholders					(38)	(38)
Translation of foreign entities			(5)			(5)
Issue of share capital						–
Balance at 31 August 2002	6	776	24	1 112	25	1 943
Income attributable to shareholders				187		187
Distributable to shareholders				(47)	47	–
Paid to shareholders					(25)	(25)
Translation of foreign entities			(23)			(23)
Issue of share capital						–
Balance at 28 February 2003	6	776	1	1 252	47	2 082





Notes

1. Accounting policies

The accounting policies used in the preparation of the interim profit announcement are consistent with those applied in the previous period ended 31 August 2002 after adoption of IAS 39 (refer note 2). This announcement was compiled in terms of AC127/IAS 34 – Interim Reporting.

2. Change in accounting policy

During the prior year, the Group changed its accounting policy relating to financial instruments in accordance with IAS 39: Financial Instruments: Recognition and Measurement (Revised 2000).

IAS 39 (Revised 2000) has introduced a comprehensive framework for accounting for all financial instruments. The principal effect of the adoption of IAS 39 has been the recognition of additional impairment provisions for originating loans and receivables based on the net present value of expected future cash flows of delinquent accounts, and the recognition of the derivative financial instruments on balance sheet at fair value with effect from 1 September 2001.

The effects on retained income and net income in the prior year are summarised as follows:

	Gross Rm	Taxation Rm	Net Rm
Opening retained income 1 September 2001			
Additional accounts receivable provision	(220)	67	(153)
Fair value of derivative instruments	(9)	3	(6)
Reduction in opening retained income	(229)	70	(159)
Prior year net income movement			
1 September 2001 to 28 February 2002			
– Increase in accounts receivable provision	(22)	7	(15)
– Movements in fair value of derivative instruments	6	(2)	4
Included as at 28 February 2002	(16)	5	(11)
1 March 2002 to 31 August 2002			
– Decrease in accounts receivable provision	105	(32)	73
– Movements in fair value of derivative instruments	7	(2)	5
Included as at 31 August 2002	112	(34)	78
Total movement for the year	96	(29)	67

3. Finance costs

Audited 12 months ended 31 August 2002 R million		Reviewed 6 months ended 28 February 2003 R million	Reviewed 6 months ended 28 February 2002 R million
176	Interest paid	83	82
(30)	Interest received	(17)	(20)
(16)	Fair value losses/(gains) on financial assets and liabilities	4	(6)
130		70	56

4. Diluted earnings and headline earnings per share

The diluted number of shares has been calculated after considering the dilutive impact of share options and the cash value to be received in future, in respect of unissued share options granted to employees.

Account has not been taken of the future impact of the inclusion of the Profurn earnings and the increased number of shares in issue, issued subsequent to the reporting date.

5. Accounts receivable

Audited 31 August 2002 R million		Reviewed 28 February 2003 R million	Reviewed 28 February 2002 R million
3 972	Instalment sale receivables	4 424	3 938
–	Cash loans	–	5
(915)	Less: Provisions	(1 077)	(906)
(522)	Unearned finance charges	(679)	(495)
(137)	IAS 39 impairment provision	(156)	(242)
(256)	Other	(242)	(169)
3 057	Net instalment sale receivables	3 347	3 037
174	Other receivables	146	110
3 231	Total accounts receivable	3 493	3 147
23,0	Provisions as a percentage of instalment sale receivables (%)	24,3	23,0

Amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

Bank borrowings are secured by a negative pledge of accounts receivable.

6. Comparative figures

Comparative figures have been restated where necessary in order to facilitate more meaningful comparison and to give effect to the adoption of IAS 39 in the prior period.



Segmental report – 6 months ended 28 February 2003

		Russells	Joshua Doore	Bradlows
Revenue	Rm	801	599	335
Operating income	Rm	168	98	43
Depreciation	Rm	1	1	1
Total assets	Rm	1 356	980	560
Total current liabilities	Rm	219	173	86
Capital expenditure	Rm	1	1	–
Operating margin	%	21,0	16,3	12,7
Total sale of merchandise	Rm	470	358	216
Share of Group sale of merchandise	%	31,3	23,8	14,3
Credit sales	Rm	398	281	171
Percentage of total	%	84,7	78,5	79,2
Cash sales	Rm	72	77	45
Percentage of total	%	15,3	21,5	20,8
Deposit rate on credit sales	%	11,1	13,4	18,0
Number of stores		194	147	90
Revenue per store	R000	4 129	4 075	3 722
Retail square meterage		136 764	116 271	67 775
Revenue per square metre	Rand	5 857	5 152	4 943
Number of employees		2 811	2 268	1 431
Revenue per employee	R000	285	264	234
Instalment sale receivables – gross	Rm	1 593	1 140	608
Bad debts written off	Rm	44	28	13
Bad debts written off as a percentage of gross receivables	%	2,8	2,5	2,1
Receivables' arrears	Rm	230	132	59
Receivables' arrears as a percentage of gross receivables	%	14,4	11,6	9,7
Average length of the book	Months	14,7	14,5	12,8

Segmental report – 6 months ended 28 February 2002

		Russells	Joshua Doore	Bradlows
Revenue	Rm	726	522	320
Operating income	Rm	130	70	44
Depreciation	Rm	1	1	1
Total assets	Rm	1 246	892	569
Total current liabilities	Rm	217	177	111
Capital expenditure	Rm	1	1	1
Operating margin	%	17,9	13,4	13,8
Total sale of merchandise	Rm	442	325	208
Share of Group sale of merchandise	%	32,6	24,1	15,4
Credit sales	Rm	363	249	170
Percentage of total	%	82,1	76,6	81,7
Cash sales	Rm	79	76	38
Percentage of total	%	17,9	23,4	18,3
Deposit rate on credit sales	%	11,9	13,1	17,4
Number of stores		194	146	94
Revenue per store	R000	3 744	3 578	3 399
Retail square meterage		132 735	115 353	67 027
Revenue per square metre	Rand	5 472	4 529	4 767
Number of employees		2 775	2 291	1 492
Revenue per employee	R000	262	228	214
Instalment sale receivables – gross	Rm	1 414	979	596
Bad debts written off	Rm	62	33	15
Bad debts written off as a percentage of gross receivables	%	4,4	3,4	2,5
Receivables' arrears	Rm	172	106	63
Receivables' arrears as a percentage of gross receivables	%	12,2	10,8	10,6
Average length of the book	Months	14,8	14,8	13,6




GROUP

Price 'n Pride	Electric Express	Abra	BoConcept®	Corporate	Group
332	184	119	57		2 427
55	26	(8)	(13)	(64)	305
1	–	1	3	20	28
659	263	57	102	362	4 339
74	53	49	29	368	1 051
1	–	1	15	23	42
16,5	14,2	(6,7)	(22,5)		12,6
175	114	117	54		1 504
11,6	7,6	7,8	3,6		100,0
164	78				1 092
93,7	68,4				72,6
11	36	117	54		412
6,3	31,6	100,0	100,0		27,4
13,0	17,8				13,5
109	112	24	7		683
3 046	1 643	4 958	8 143		3 553
69 201	17 630	24 638	5 191		437 470
4 798	10 437	4 830	10 981		5 548
1 740	644	385	74	320	9 673
191	286	309	770		251
776	307				4 424
31	4				120
4,0	1,3				2,7
151	20				592
19,5	6,5				13,4
18,2	13,1				14,8

Price 'n Pride	Electric Express	Abra	BoConcept®	Corporate	Group
252	163	117	26		2 126
(15)	23	(9)	(3)	(26)	214
1	–	1	1	22	28
586	242	81	154	653	4 423
67	46	40	22	440	1 120
–	–	4	4	27	38
(6,0)	14,1	(7,9)	(12,5)		10,1
131	105	115	26		1 352
9,7	7,8	8,5	1,9		100,0
120	70				972
91,6	66,7				71,9
11	35	115	26		380
8,4	33,3	100,0	100,0		28,1
15,0	17,6				14,0
132	111	22	3		702
1 907	1 470	5 322	8 605		3 029
71 116	17 290	25 189	2 137		430 847
3 541	9 435	4 648	12 080		4 935
2 049	694	347	58	304	10 010
123	235	337	445		212
689	260				3 938
51	4				165
7,4	1,5				4,2
179	17				537
26,0	6,5				13,6
19,5	13,2				15,4



Segmental report – year ended 31 August 2002

		Russells	Joshua Doore	Bradlows
Revenue	Rm	1 352	989	606
Operating income	Rm	243	133	74
Depreciation	Rm	2	2	2
Total assets	Rm	1 224	884	550
Total current liabilities	Rm	181	144	84
Capital expenditure	Rm	2	2	2
Operating margin	%	18,0	13,4	12,2
Total sale of merchandise	Rm	807	608	395
Share of Group sale of merchandise	%	31,2	23,5	15,3
Credit sales	Rm	667	470	320
Percentage of total	%	82,7	77,3	81,0
Cash sales	Rm	140	138	75
Percentage of total	%	17,3	22,7	19,0
Deposit rate on credit sales	%	12,5	14,1	18,1
Number of stores		194	146	93
Revenue per store	R000	6 969	6 774	6 516
Retail square meterage		131 266	114 608	69 908
Revenue per square metre	Rand	10 300	8 629	8 669
Number of employees		2 867	2 330	1 495
Revenue per employee	R000	472	424	405
Instalment sale receivables – gross	Rm	1 418	994	587
Bad debts written off	Rm	87	54	27
Bad debts written off as a percentage of gross receivables	%	6,1	5,4	4,6
Receivables' arrears	Rm	201	117	64
Receivables' arrears as a percentage of gross receivables	%	14,2	11,8	10,9
Average length of the book	Months	14,8	14,7	13,2


GROUP

Price 'n Pride	Electric Express	Abra	BoConcept®	Corporate	Group
522	318	232	64		4 083
37	40	(31)	(21)	(57)	418
1	1	3	2	44	57
592	243	74	109	577	4 253
78	51	65	32	344	979
1	–	5	13	42	67
7,1	12,6	(13,4)	(32,8)		10,2
278	203	228	64		2 583
10,8	7,9	8,8	2,5		100,0
255	138				1 850
91,7	68,0				71,6
23	65	228	64		733
8,3	32,0	100,0	100,0		28,4
13,8	18,0				14,5
121	114	22	5		695
4 314	2 789	10 545	12 800		5 875
74 192	17 947	24 066	3 871		435 858
7 036	17 719	9 640	16 533		9 368
1 946	685	365	43	333	10 064
268	464	636	1 488		406
698	275				3 972
69	10				247
9,9	3,6				6,2
170	18				570
24,4	6,5				14,4
18,5	13,1				15,1

INTRODUCTION

JD Group continues to benefit from its focus on what the customer wants with strong growth in revenue, operating margin and headline earnings. The repositioning of Price 'n Pride made a positive contribution, raising operating income to R55 million from a loss of R15 million a year ago.

OPERATING ENVIRONMENT

The period under review was characterised by higher interest rate levels and high inflation, causing a slower growth in real disposable income. According to Econometrix, these lower disposable income levels have resulted in reduced private consumption expenditure ("PCE") and lower uptake in discretionary credit extension. Sales in durables were hardest hit, with all categories experiencing negative growth in the 4th quarter of 2002. The 1st quarter of 2003 has seen a marked improvement, particularly in the sale of domestic appliances and household furniture.

Interest expenditure as a percentage of total household income was fairly stable over the period despite higher interest rates. The ratio of household debt to disposable income has reduced from 54% in the comparable period to below 51% for the period under review. On an international basis these levels are considered low and indicate capacity for consumers to take up more debt in a responsible way. JD Group is well positioned to benefit from this cyclical uptake in debt as interest rates decline and PCE increases over the next six months.

FINANCIAL OVERVIEW

Revenue increased by 14% to R2,4 billion, with sale of merchandise increasing by 11% to R1,5 billion. Southern African sale of merchandise rose 10% to R1,3 billion and foreign sales rose 21% to R171 million. Sale of merchandise constituted 62% of total revenue.

Southern African revenue contributed 93% of total revenue. BoConcept® grew revenue by 114% to £3,7 million. Abra managed to grow revenue in Zloty terms by 7% to Pln49 million. Total credit sales accounted for 73% of total sales, in line with the corresponding period.

Cost of sales amounted to R1,01 billion (2002: R896 million). Had the effect of currency movement been disregarded, cost of sales would have increased in line with the increase in the sale of merchandise of 11%.

Finance charges earned increased by 15% to R443 million in a higher usury rate environment. Financial services, which include all the Group's insurance offerings, increased by 26% to R361 million.

Operating costs grew by 9% to R1,1 billion. Expenses in the southern African operations grew by 6% and by 50% in the European operations, in respective local currencies. This was largely due to the opening of new stores. Salary increases for union members are negotiated in terms of a two-year agreement, which is currently in its second year.

Operating income grew by 43% to R305 million, with the operating margin improving to 12,6% from 10,1%. Price 'n Pride significantly improved its margin from a negative 6,0% a year ago to the current positive 16,5%.

Headline earnings increased by 44% to R188 million, after goodwill amortisation of R2 million (2002: R1 million) and surplus on disposal of property, plant and equipment of R1 million (2002: R1 million) net of tax.

Net accounts receivable grew by 8% to R3,5 billion from R3,2 billion at 31 August 2002. Gross instalment sale receivables grew in line with credit sales by 12% to R4,4 billion from R4,0 billion at 31 August 2002, with the deposit rate on credit sales declining marginally to 13,5% from 14,0%. Total provisions as a percentage of gross instalment sale receivables were 24,3%, compared to 23,0% at 31 August 2002. The provision made in terms of IAS 39 increased to R156 million from R137 million at 31 August 2002. The Group continues to insure its South African instalment sale receivables.

Bad debts written off declined from R165 million a year ago to R120 million and from 4,2% to 2,7% of gross receivables. These improvements were achieved across all chains, most notably in Price 'n Pride. Receivables in arrears amount to R592 million (2002: R537 million) representing 13,4% of gross receivables down from 13,6% a year ago. The average length of the book declined to 14,8 months from 15,4 months a year ago.

Inventories rose by 2,5% to R455 million (2002: R444 million), after a R10 million mark down due to currency fluctuations and reduced store numbers.

Cash generated by operations amounted to R42 million (2002: R119 million), though cash generated by trading increased to R333 million from R241 million last year. Cash utilised in the increase in working capital amounted to R291 million (2002: R122 million), largely due to paying suppliers sooner and funding the 12% increase in gross instalment sale receivables.

Net gearing rose to 56,9% from 47,1% a year ago, reflecting an increased utilisation of cash, primarily in expansion and replacement capital. The Group also redeemed R66 million of interest bearing debt (2002: R93 million). The target gearing ratio remains between 35% and 50%, a range management is confident will be attained by year end.

OPERATIONAL REVIEW

During the period under review there was a net reduction in the number of stores from 695 to 683, predominantly in Price 'n Pride closing 12 stores and Bradlows closing three, resulting in higher trading densities in the remaining stores.

Improvements in efficiency were evident across all local chains, with revenue per square metre and employee both increasing.

The benefits of the revised credit granting model are still being realised. Bad debts written off as a percentage of gross receivables was significantly reduced.



Efficiency improvements in Europe are mixed. Same store sales were up by 5% in the UK and down by 6% in Poland in local currency terms.

Nedcor alliance

The number of in-store points of presence is currently 181 across all chains. The alliance continues to follow a prudent approach in all product offerings to its target market. The product offering has been expanded subsequent to the reporting date, to incorporate home loans and term investment products. In line with expectation, the operation did not contribute to operating income.

Poland

The macro-economic environment in Poland continues to be influenced by relatively high interest rates and a strong Zloty which places pressure on the country's competitiveness in general. The planned admission of Poland into the European Union, effective in May 2004, should ease these burdens, and have a positive impact on economic activity. The number of stores increased to 24 and our presence remains predominantly in the southern and central regions. The Group intends to grow its presence nationwide, as opportunities arise. The operating margin, though improving, currently stands at a negative 6,7%. Margin improvements are expected when sales volumes increase to utilise current infrastructural capacity. During the period under review the Group purchased the outside shareholders' interest in Abra. A new CEO from Poland was appointed, with a mandate to accelerate these growth initiatives, including further investment in staff training and development.

United Kingdom

BoConcept® increased revenue by 119% over the comparable period through opening of an additional two stores, bringing the total number of stores to seven. The depressed UK retail sector impacted the performance of the stores. We remain confident that BoConcept® will succeed within its niche market and it is anticipated that an increase in the number of stores to 10 over the next 6 months should provide the necessary critical mass to ensure that the business is profit generating.

The minority shareholders' 15% holding in BoConcept® was acquired, for a sum of R23,5 million. Linda Manson, formerly CEO of Bradlows, has been appointed as the acting CEO. Linda has been with JD Group for many years and will be applying the JD systems and management approach to the business.

POST BALANCE SHEET EVENT

The Scheme of Arrangement as proposed by JD Group between Profurn and its shareholders in terms of Section 311 of the Companies Act, No 61 of 1973 as amended, became operative on 22 April 2003. The purchase consideration of R990 million has been settled by the issue and listing of 53,7 million JD Group shares. Profurn has become a wholly owned subsidiary of JD Group. The listing of Profurn shares on the JSE Securities Exchange (SA), the Namibian Stock Exchange and the Botswana Stock Exchange has been terminated.

The Profurn acquisition has the potential to enhance value for JD Group shareholders by improving efficiency and at the same time preserving jobs and the supply base of the industry, which are suffering from overtrading.

These expectations are being met with the Group's management assuming managerial control of the Profurn businesses. To date, no material issues have arisen, which indicate that the trading position of the Profurn businesses is in any way removed from that which was indicated in the due diligence process. It is anticipated that ongoing synergistic savings of approximately R70 million per annum will be realised. To date 164 stores have been closed in South Africa, and 38 closures are imminent in the BLNS countries. Negotiations are currently underway to rightsize operations in the rest of Africa.

STRATEGIC REVIEW AND OBJECTIVES

It is our intention to focus our strategic initiatives over the next six months on the integration of the Profurn acquisition and the consolidation of our offerings in the local market. The successful repositioning of Price 'n Pride will be replicated at Barnetts, in order to fulfil our stated strategy of focusing on the middle market.

The acquisition of Profurn presents an opportunity to secure our position in an overtraded market. Our intention remains to diversify our exposure geographically. In this regard, we intend to continue to grow our offshore businesses in the UK and Poland.

GROUP PROSPECTS AND OUTLOOK

Revenue growth should be sustained in the second half of the year, providing current economic and trading conditions prevail. Likely interest rate cuts later in the year will benefit consumer confidence.

The Group is well placed to benefit from the ongoing store rationalisation which is necessitated by current overtrading in the local furniture market.

The growing AIDS epidemic will alter consumer spending patterns in the medium term. This is taken into account in devising the Group's optimal revenue mix and store footprint.

JD Group is committed to exceed the expectations of its customers, through innovative furniture retailing and the provision of financial services, both locally and abroad.

CORPORATE GOVERNANCE

JD Group complies in all material respects with the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance.



Comments

TRIPLE BOTTOM LINE

The Group's commitment to support HIV/Aids interventions, sound labour relations, enhanced skills training and the development of our people in an environment which allows employees to develop to their fullest potential, continues as scheduled. Black Economic Empowerment within our South African communities is an integral part of the Group's strategy.

I-PROXY

Shareholders are encouraged to register to receive shareholder information electronically. This facility is made available following requisite changes having been made to the Group's Articles of Association. Shareholders are encouraged to visit **www.jdg.co.za** to register and receive further information.

DIVIDEND

Shareholders are referred to the announcement dated 3 April 2003, in which an interim distribution of 42 cents per share (2002: 34 cents) was declared and payment dates detailed.

REVIEW BY THE INDEPENDENT AUDITORS

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the Company's registered office.

For and on behalf of the board

David Sussman
Executive Chairman

Gerald Völkel
Financial Director

Johannesburg
5 May 2003

Administration



JD Group Limited	("JD" or "the Group")
Registration number:	1981/009108/06 Share code: JDG ISIN: ZAE000030771
Registered office:	11th Floor, JD House, 27 Stiemens Street Braamfontein, Johannesburg, 2001 (PO Box 4208, Johannesburg, 2000) Telephone: +27 11 408 0408 Facsimile: +27 11 408 0604
Transfer secretaries:	
South Africa	Computershare Investor Services Limited 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) Telephone: +27 11 370 5000 Facsimile: +27 11 370 5663
Namibia	Transfer Secretaries (Proprietary) Limited Shop 12, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia Telephone: +264 61 227647 Facsimile: +264 61 248531
Sponsor:	JP Morgan, 1 Fricker Road, Illovo, Johannesburg, 2001 Telephone: +27 11 507 0300 Facsimile: +27 11 302 1660
Executive directors:	I D Sussman *(Executive Chairman)*, H C Strauss *(Managing)*, J L Bezuidenhout, G Völkel
Non-executive directors:	M E King, Dr D Konar, I S Levy, M Lock, M J Shaw
Company secretary:	M I Jaye CA(SA)
E-mail:	info@jdg.co.za


JD
GROUP

JD's Brands


abra
MAGICZNE WNĘTRZE ZA NAJLEPSZĄ CENĘ


Bo
concept


BRADLOWS
THE BRADLOWS DIFFERENCE


Electric Express
WE'VE GOT THE POWER!


Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS


PRICE
'N
PRIDE


Russells

Visit our website:

www.jdg.co.za